Exhibit 16.1

September 22 2025

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Ladies and Gentlemen:

We have been furnished with a copy of Item 4.01 of the Form 8-K to be filed by our former client, Innovative Food Holdings, Inc., regarding the event that occurred on September 17, 2025.

We agree with the statements made by Innovative Food Holdings, Inc. in response to that Item insofar as they relate to our firm. Specifically, we confirm that there were no disagreements with the Company within the meaning of Item 304(a)(1)(iv) of Regulation S-K, and there were no reportable events within the meaning of Item 304(a)(1)(v) of Regulation S-K.

We have no basis to agree or disagree with the statements made by Innovative Food Holdings, Inc. in the fifth paragraphs of Item 4.01.

Very truly yours,

/s/ Stephano Slack LLC
Stephano Slack LLC